UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q4 2023 Investor Presentation

 Fourth Quarter   Financial Results  Raviv Zoller | President and CEO  February 28, 2024  2023  Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation and/or other oral or written statements made by ICL Group during its presentation, or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as “believe," “expect,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “strive,” “target,” “up to,” “expansion,” or similar expressions are used, the company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long-term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters. Because such statements deal with future events and are based on ICL Group's current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the “Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2022, and in our current report on Form 6-K for the results for the quarters ended December 31, 2023, September 30, 2023, June 30, 2023, and March 31, 2023, filed on February 28, 2024, November 8, 2023, August 9, 2023, and May 10, 2023, respectively, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). The ICL Group's strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore actual results, performance or achievements of the company could differ materially from those described in or implied by such forward-looking statements due to various factors, including, but not limited to loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; failure to harvest salt, which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; the company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers’, sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert, Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region, including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under Item 3 – Key Information – D. Risk Factors in the company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2023 (the “Annual Report”). Forward‑looking statements speak only as of the date they are made and, except as otherwise required by law, the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements. Non-GAAP Financial Measures: Included in this presentation are non-GAAP financial measures, such as potash sales volumes, EBITDA, EBITDA margin, adjusted EBITDA and margin, specialties-related EBITDA and margin, segment EBITDA and margin, adjusted diluted EPS, free cash flow, and net debt to adjusted EBITDA, and were designed to complement the financial information presented in accordance with IFRS, because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Other companies may calculate similarly titled non-GAAP financial measures differently than the company. Please refer to the appendix to this presentation for an additional information about such non-GAAP financial measures and reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.

 Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation and/or other oral or written statements made by ICL Group during its presentation, or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as “believe," “expect,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “strive,” “target,” “up to,” “expansion,” or similar expressions are used, the company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long-term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters. Because such statements deal with future events and are based on ICL Group's current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the “Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2022, and in our current report on Form 6-K for the results for the quarters ended December 31, 2023, September 30, 2023, June 30, 2023, and March 31, 2023, filed on February 28, 2024, November 8, 2023, August 9, 2023, and May 10, 2023, respectively, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). The ICL Group's strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore actual results, performance or achievements of the company could differ materially from those described in or implied by such forward-looking statements due to various factors, including, but not limited to loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; failure to harvest salt, which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; the company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers’, sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert, Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region , including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under Item 3 – Key Information – D. Risk Factors in the company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2023 (the “Annual Report”). Forward‑looking statements speak only as of the date they are made and, except as otherwise required by law, the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements. Non-GAAP Financial Measures: Included in this presentation are non-GAAP financial measures, such as potash sales volumes, EBITDA, EBITDA margin, adjusted EBITDA and margin, segment EBITDA and margin, specialties-driven EBITDA and margin, adjusted diluted EPS, free cash flow, and net debt to adjusted EBITDA, and were designed to complement the financial information presented in accordance with IFRS, because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Other companies may calculate similarly titled non-GAAP financial measures differently than the company. Please refer to the appendix to this presentation for an additional information about such non-GAAP financial measures and reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.  2  Overview of 2023  Delivered against expectations amidst challenging environment

 Sales of $7.5B and adjusted EBITDA(1) of $1.8B   Continued strong cash generation, with $1.6B of operating cash flow and $0.8B of free cash flow(1)  Adjusted diluted EPS(1) of $0.55, with annual dividend of $0.27 per share  Efficiency program and cost savings ahead of plan  Expanded strategic partnerships and gained market share across key specialties businesses  Ended year with 4Q’23 sales of $1.7B, adjusted EBITDA(1) of $0.4B and FCF(1) of $0.2B  Contained war-related disruptions and maintained good production levels   (1) Adjusted EBITDA and free cash flow are non-GAAP financial measures; please see appendix for additional details.  3  Overview of 2023  Delivered according to plan amidst challenging environment

 Key financial highlights | 2023  4  US$M  US$M  (1) Adjusted EBITDA and margin, adjusted diluted EPS and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix. For 2023, specialties is comprised of Industrial Products, Phosphate Specialties and Growing Solutions; for 2024, specialties-driven sales will include Industrial Products, Phosphate Solutions and Growing Solutions; see appendix for additional details.  Specialties sales  Free cash flow(1)  US$  Adjusted diluted EPS(1)  24%  40%  23%  US$M  US$M  Sales  Operating cash flow  US$M  Adjusted EBITDA(1)

 Key 2023 developments  Electronics and construction end-markets still soft   Clear brine fluids record sales and profits  Specialty minerals record profit  Executed long-term partnership strategy and gained market share in 4Q  Quarterly sales up sequentially for first time in 2023  Production lower YoY, but ramping back up  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   5  Industrial Products  19%  32%  31%  31%  39%  23%  Sales  EBITDA  Sales  EBITDA  US$M  Quarterly  US$M  Annual

 Key 2023 developments  Strong performance vs. record 2022  FY sales and EBITDA at normalized levels – ahead of 2021  Food specialties remained resilient – delivering against strategy  Battery materials expansion on track  Multiple production records at YPH China, with strong results and new capacity  Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.  6  Phosphate Solutions  31%  22%  24%  26%  23%  Sales  EBITDA  Sales  EBITDA  US$M  Quarterly  US$M  Annual  22%

Potash

Annual
US$M


FY'21
FY'22
FY'23
Sales
EBITDA
$547
$1,776
$1,988
$3,313
$843
$2,182
31%
60%
39%

Quarterly
US$M


4Q'21
4Q'22
4Q'23
Sales
EBITDA
$284
$647
$385
$713
$168
$474
44%
54%
35%

Key developments

- Sales volume of 4,683kmt – higher than production and vs. FY'22
- Production somewhat impacted by war-related issues in Israel and geological constraints in Spain
- Second straight year of profitability for magnesium business
- Potash price stabilized, with 4Q'23 CIF price per ton of $345 roughly unchanged on sequential basis

Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.

ICL 7

Growing Solutions




Annual
US$M
FY'21
FY'22
FY'23
Sales
EBITDA
$197
$1,670
12%
$448
$2,422
18%
$119
$2,073
6%


Quarterly
US$M
4Q21
4Q'22
4Q'23
Sales
EBITDA
$63
$492
13%
$56
$527
11%
$15
$478
3%

Key developments

- Higher volumes and improved raw material costs offset by lower prices
- Planned maintenance shifted to 4Q'23 from 1Q'24, due to delay in fertilizer application in Europe
- Record sales for targeted specialty products
- Record production of +1Mmt of polysulphate
- Growing market share in Brazil and China

Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.

ICL 8

Sustainability highlights | 2023

Carbon Disclosure Project Water score improved to B	**Carbon Disclosure Project** Climate change score improved to A-	**Food security** Positively impacting 400M people daily ~5% of world's population	**Scope 3** Emissions calculation completed and audited	**EU CBAM** First reporting process completed	**GHG Emissions** Achieved 120k ton reduction – improved 4% YoY and 22% since 2018	**GHG Data** Water and waste monitoring assurance completed	**MSCI** Rating upgraded to BBB
EcoVadis Improved score to 75, an increase of three points	**SBTi** Committed to set decarbonization plan	**CULTURE**	**REPORTING**	**RANKINGS**	**BUSINESS IMPACT**	**MAALA** Highest Platinum+ ranking for corporate responsibility for 5th consecutive year	**Green PPAs** Signed two agreements in Israel
ESG Report Published annual corporate responsibility report	**Sustainability Linked Loan** Entered into $1.55B revolving credit facility	**TCFD/SASB** Second year of annual disclosure	**Bloomberg ESG Index** Industry leading member for 5th straight year	**American Chemistry Council** Recognized for safety performance	**Top workplace** U.S., Israel and Brazil	**Verdantix EHS** Received EMEA safety and social impact award	**ISO Certification** Completed for Brazil sites

2022 corporate responsibility report is available on our https://www.icl-group.com/sustainability/

ICL 9

 10  M&A and business development  Agriculture  Accelerating biologicals portfolio growth in Brazil with strategic acquisition   Partnering to expand into AI crop nutrition solutions and advance sustainable agriculture practices  Expanding new product distribution through partnerships  Energy  Developing Customer Innovation and Qualification Center (CIQC)  Signing new partnership agreements for battery materials   New and continuing investments  10

 Energy storage  expected surge in demand to benefit PS and IP businesses across multiple end-markets  Food security  ability to feed ~400M daily, due to fertilizers, food specialty products and food safety solutions  Leadership Roadmap  Positioned for long-term growth, by targeting key inflection points  11

 Fourth Quarter 2023  Financial Results  Aviram Lahav  CFO

 Inflation rates generally stable  Interest rates remain elevated but steady  Return to global growth expected   Construction market forecasted to rebound  Grain prices relatively stable  Farmer sentiment improved  Commodity fertilizer prices mixed  Freight rates increasing  13  Macro overview

 Inflation  Rate  Interest rates  Percentage  Global industrial production  YoY change  Sources: Inflation – Bloomberg, as of 12.31.23. Interest rates – Global-rates.com, as of 2.1.24. Global industrial production – Oxford Economics, CRU, as of January 2024. U.S. housing starts – Bloomberg, as of 12.31.23.  14  Global indicators  U.S. housing starts  in thousands  +8%  +160 bps

 Key market metrics | fertilizers  Farmer sentiment  Index  Inputs  US$  Supramax Timecharter Average  US$/day  Sources: Grain Price Index – CRU, as of 12.31.23. Farmer sentiment – Purdue/CME Ag Economy Barometer, as of 12.31.23. gMOP (US$/st) and phosphoric acid (US$/ton) – CRU, as of 12.31.23. Supramax - Hudson Shipping, as of 12.31.23.   15  Grain Price Index  US¢/bushel

 Key market metrics | energy storage and EVs  WPA demand  ‘000s mt P2O5  Technical MAP demand  ‘000s mt  Global LFP phosphate demand  ‘000s mt P2O5  Sources: EV sales forecasts – ESource, as of October 2023. Phosphate demand for battery sector – CRU, 2024 forecast.  16  EV sales forecasts  M of units  EV Sales  All Vehicle Sales  EV Penetration Rate  Cars sold (M)  Penetration rate (%)

 17  Sales bridge  Full year 2023  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales by segment  US$M  Sales  US$M

 18  Profit bridge  Full year 2023  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Adjusted EBITDA(1) by segment  US$M  Adjusted EBITDA(1)  US$M

 19  Sales bridge  Fourth quarter 2023  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales by segment  US$M  Sales  US$M

 20  Profit bridge  Fourth quarter 2023  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Adjusted EBITDA(1) by segment  US$M  Adjusted EBITDA(1)  US$M

 21  MOP industry cost curve  Cash costs US$/t, excluding royalties, FOB load port  Potash ASP  US$  Sources: Cost curve – data shown for 2022 and used with permission of CRU International Ltd. 2023, all rights reserved. Potash ASP – Visible Alpha, as of 2.21.24.   0  10  20  30  40  50  Production Mt  $500  $400  $300  $200  $100  $0  ICL DSW  Potash costs and prices  Leading positions

 22  Bromine industry cost curve  Bromine concentration  Bromine quality and costs  Leading positions  Sources: Left graph – internal calculations; right graph – Weizmann Institute of Science.  Sea Water(China, Japan)  Underground Wells (China)  Salt Lake (India)  Underground Wells (USA)  Dead Sea(Israel, Jordan)  0.06 to 0.11  0.1 to 0.2  2.5 to 4.5  3.5 to 5.5  10.0 to 12.0  China & Japan  ICL  Jordan  Arkansas, U.S.  India  kT  700  400  300  200  100  500  600  Djibouti  g/L  Relative production cost

 Driving company-wide efficiencies  23  Benefits to continue into 2024  Phase I – achieved significant savings in 2023 via operational execution  Phase II – restructuring efforts taken in 4Q’23 set stage for additional savings in 2024  Consolidated North American production sites  Restructured dairy and other protein-related business   Consolidated Industrial Products R&D efforts  Completed early retirement program

 24  Highlights  Reduced SG&A by ~8% YoY  Strong cash conversion  Available resources of $1.9B  Net debt to adjusted EBITDA(1) of 1.1  Expanded financial flexibility with $1.55B sustainability linked credit facility   Total 2023 dividend distribution of $357M, for 4.7% yield  Note: Available cash resources as of 12.31.23 and comprised of cash and deposits, unutilized revolving credit facility, and unutilized securitization. Dividend yield shown on TTM basis. (1) Net debt to adjusted EBITDA (as of 12.31.23) and free cash flow are non-GAAP financial measures; please see appendix for additional details.   Driving efficiencies and delivering shareholder returns  Financial overview

 25  Specialties-driven EBITDA(1) of $0.7B to $0.9B   Potash sales volumes of 4.6M to 4.9M metric tons   4Q’23 Potash EBITDA should give good indication of EBITDA at current prices  Every $20 change in average potash CIF price from current levels expected to result in $100M annual impact to EBITDA  Expected tax rate of approximately 30%  Full year 2024  Guidance  (1) Specialties-driven EBITDA includes Industrial Products, Phosphate Solutions and Growing Solutions and is a non-GAAP measures; please see appendix for additional details.

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICL  View our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  Fourth Quarter 2023

Calculation of segment EBITDA

Fourth quarter of 2023

Industrial Products *US$M*	4Q'23	4Q'22	4Q'21
Segment sales	$299	$349	$422
Segment operating income	$39	$95	$111
Segment operating margin	13%	27%	26%
Depreciation and amortization	$17	$15	$18
Segment EBITDA	**$56**	**$110**	**$129**
Segment EBITDA margin	19%	32%	31%

Growing Solutions *US$M*	4Q'23	4Q'22	4Q'21
Segment sales	$478	$527	$492
Segment operating income	($5)	$32	$42
Segment operating margin	(1%)	6%	9%
Depreciation and amortization	$20	$24	$21
Segment EBITDA	**$15**	**$56**	**$63**
Segment EBITDA margin	3%	11%	13%

Potash *US$M*	4Q'23	4Q'22	4Q'21
Segment sales	$474	$713	$647
Segment operating income	$122	$340	$244
Segment operating margin	26%	48%	38%
Depreciation and amortization	$46	$45	$40
Segment EBITDA	**$168**	**$385**	**$284**
Segment EBITDA margin	35%	54%	44%

Phosphate Solutions *US$M*	4Q'23	4Q'22	4Q'21
Segment sales	$544	$627	$571
Segment operating income	$74	$116	$87
Segment operating margin	14%	19%	15%
Depreciation and amortization	$59	$49	$46
Segment EBITDA	**$133**	**$165**	**$133**
Segment EBITDA margin	24%	26%	23%

Phosphate Specialties *US$M*	4Q'23	4Q'22	4Q'21
Specialties sales	$343	$403	$374
Specialties operating income	$38	$66	$45
Specialties operating margin	11%	16%	12%
Specialties D&A	$17	$13	$15
Specialties EBITDA	**$55**	**$79**	**$60**
Specialties EBITDA margin	16%	20%	16%

Phosphate Commodities *US$M*	4Q'23	4Q'22	4Q'21
Commodities sales	$201	$224	$197
Commodities operating income	$36	$50	$42
Commodities operating margin	18%	22%	21%
Commodities D&A	$42	$36	$31
Commodities EBITDA	**$78**	**$86**	**$73**
Commodities EBITDA margin	39%	38%	37%

Note: Numbers may not add, due to rounding and set-offs. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.

ICL 28

Calculation of segment EBITDA

Full year 2023

Industrial Products *US$M*	FY'23	FY'22	FY'21
Segment sales	$1,227	$1,766	$1,617
Segment operating income	$220	$628	$435
Segment operating margin	18%	36%	27%
Depreciation and amortization	$57	$61	$65
Segment EBITDA	**$277**	**$689**	**$500**
Segment EBITDA margin	23%	39%	31%

Growing Solutions *US$M*	FY'23	FY'22	FY'21
Segment sales	$2,073	$2,422	$1,670
Segment operating income	$51	$378	$135
Segment operating margin	2%	16%	8%
Depreciation and amortization	$68	$70	$62
Segment EBITDA	**$119**	**$448**	**$197**
Segment EBITDA margin	6%	18%	12%

Potash *US$M*	FY'23	FY'22	FY'21
Segment sales	$2,182	$3,313	$1,776
Segment operating income	$668	$1,822	$399
Segment operating margin	31%	55%	22%
Depreciation and amortization	$175	$166	$148
Segment EBITDA	**$843**	**$1,988**	**$547**
Segment EBITDA margin	39%	60%	31%

Phosphate Solutions *US$M*	FY'23	FY'22	FY'21
Segment sales	$2,483	$3,106	$2,254
Segment operating income	$329	$777	$294
Segment operating margin	13%	25%	13%
Depreciation and amortization	$221	$189	$207
Segment EBITDA	**$550**	**$966**	**$501**
Segment EBITDA margin	22%	31%	22%

Phosphate Specialties *US$M*	FY'23	FY'22	FY'21
Specialties sales	$1,527	$1,788	$1,342
Specialties operating income	$217	$383	$155
Specialties operating margin	14%	21%	12%
Specialties D&A	$60	$53	$54
Specialties EBITDA	**$277**	**$436**	**$209**
Specialties EBITDA margin	18%	24%	16%

Phosphate Commodities *US$M*	FY'23	FY'22	FY'21
Commodities sales	$956	$1,318	$912
Commodities operating income	$112	$394	$139
Commodities operating margin	12%	30%	15%
Commodities D&A	$161	$136	$153
Commodities EBITDA	**$273**	**$530**	**$292**
Commodities EBITDA margin	29%	40%	32%

Note: Numbers may not add, due to rounding and set-offs. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.

ICL 29

 Segment results analysis  Fourth quarter of 2023  Segment Sales  US$M  Industrial Products  Potash  Phosphate Solutions  Growing Solutions  4Q’22  $349  $713  $627  $527  Quantity  $63  $11  ($7)  $98  Price  ($115)  ($255)  ($81)  ($165)  Exchange rates  $2  $5  $5  $18  4Q’23  $299  $474  $544  $478  Segment EBITDA  US$M  Industrial Products  Potash  Phosphate Solutions  Growing Solutions  4Q’22  $110  $385  $165  $56  Quantity  $29  $13  $1  $31  Price  ($115)  ($255)  ($81)  ($165)  Exchange rates  $8  $8  $6  $2  Raw materials  $7  $4  $24  $111  Energy  $4  $5  ($1)  $1  Transportation  $8  ($2)  ($3)  $2  Operating and other expenses  $5  $10  $22  ($23)  4Q’23  $56  $168  $133  $15  30

 Segment results analysis  Full year 2023  Segment Sales  US$M  Industrial Products  Potash  Phosphate Solutions  Growing Solutions  FY’22  $1,766  $3,313  $3,106  $2,422  Quantity  ($325)  $35  ($211)  $106  Price  ($216)  ($1,167)  ($393)  ($470)  Exchange rates  $2  $1  ($19)  $15  FY’23  $1,227  $2,182  $2,483  $2,073  Segment EBITDA  US$M  Industrial Products  Potash  Phosphate Solutions  Growing Solutions  FY’22  $689  $1,988  $966  $448  Quantity  ($193)  $16  ($89)  $50  Price  ($216)  ($1,167)  ($393)  ($470)  Exchange rates  $21  $12  $23  ($11)  Raw materials  ($17)  $3  $74  $131  Energy  ($6)  $19  ($15)  ($2)  Transportation  $22  $33  $7  -  Operating and other expenses  ($23)  ($61)  ($23)  ($27)  FY’23  $277  $843  $550  $119  31

Reconciliation tables

Calculation of adjustments for fourth quarter of 2023

Adjusted EBITDA *US$M*	4Q'23	4Q'22	4Q'21
Net income	**$84**	**$342**	**$298**
Financing expenses, net	$33	$41	$38
Taxes on income	$33	$158	$128
Less: Share in earnings of equity-accounted investees	($1)	($1)	($3)
Operating income	**$149**	**$540**	**$461**
Depreciation and amortization	$146	$136	$129
Adjustments[(1)]	$62	$22	($3)
Adjusted EBITDA	**$357**	**$698**	**$587**

Adjusted NI and diluted EPS *US$M, ex. per share*	4Q'23	4Q'22	4Q'21
Net income, attributable	$67	$331	$283
Adjustments[(1)]	$62	$22	($3)
Total tax adjustments	($6)	$5	$59
Adjusted net income, attributable	**$123**	**$358**	**$339**
Weighted-average number of diluted ordinary shares outstanding *in millions*	1,291	1,291	1,289
Adjusted diluted EPS	**$0.10**	**$0.28**	**$0.26**

Free cash flow *US$M*	4Q'23	4Q'22	4Q'21
Cash flow from operations	$415	$467	$344
Additions to PP&E, intangible assets, and dividends from equity-accounted investees[(2)]	($255)	($209)	($178)
Free cash flow	**$160**	**$258**	**$166**

Net debt to adjusted EBITDA[(3)] *US$M*	4Q'23
Net debt	$1,913
Adjusted EBITDA	$1,714
Net debt to adjusted EBITDA	**1.1**

Note: Numbers may not add, due to rounding and set-offs. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release. (2) Also includes proceeds from sale of property, plants and equipment (PP&E). (3) Net debt to adjusted EBITDA ratio is calculated by dividing net debt, without securitization, by past four quarters adjusted EBITDA.



ICL

32

Reconciliation tables

Calculation of adjustments of full year 2023

Adjusted EBITDA *US$M*	FY'23	FY'22	FY'21
Net income	**$687**	**$2,219**	**$832**
Financing expenses, net	$168	$113	$122
Taxes on income	$287	$1,185	$260
Less: Share in earnings of equity-accounted investees	($1)	($1)	($4)
Operating income	**$1,141**	**$3,516**	**$1,210**
Depreciation and amortization	$536	$498	$493
Adjustments[(1)]	$77	($7)	($16)
Adjusted EBITDA	**$1,754**	**$4,007**	**$1,687**

Free cash flow *US$M*	FY'23	FY'22	FY'21
Cash flow from operations	$1,595	$2,025	$1,065
Additions to PP&E, intangible assets, and dividends from equity-accounted investees[(2)]	($777)	($710)	($600)
Free cash flow	**$818**	**$1,315**	**$465**

Adjusted NI and diluted EPS *US$M, ex. per share*	FY'23	FY'22	FY'21
Net income, attributable	$647	$2,159	$783
Adjustments[(1)]	$77	($7)	($16)
Total tax adjustments	($9)	$198	$57
Adjusted net income, attributable	**$715**	**$2,350**	**$824**
Weighted-average number of diluted ordinary shares outstanding *in millions*	1,291	1,290	1,287
Adjusted diluted EPS	**$0.55**	**$1.82**	**$0.64**



Note: Numbers may not add, due to rounding and set-offs. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release. (2) Also includes proceeds from sale of property, plants and equipment (PP&E).

ICL 33

Guidance and non-GAAP financial measures  Guidance: The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. For 2023, specialties businesses are represented by the Industrial Products and Growing Solutions segments and the specialties part of the Phosphate Solutions segment, and we present EBITDA from the phosphate specialties part of the Phosphate Solutions segment, as we believe this information is useful to investors in reflecting the specialty portion of our business. Beginning with 2024, we are providing specialties-driven EBITDA, which will include Industrial Products, Growing Solutions and Phosphate Solutions, as the Phosphate Solutions business is now predominantly specialties-focused, and for our Potash business, we will be providing sales volume guidance.  Non-GAAP financial measures: The company discloses in this presentation non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, adjusted EBITDA, and specialties-driven adjusted EBITDA. The management uses adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, adjusted EBITDA, and specialties-driven adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table under "adjustments to reported operating and net income (non-GAAP)", in the appendix below. Certain of these items may recur. The company calculates adjusted net income attributable to the company’s shareholders by adjusting net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table under "adjustments to reported operating and net income (non-GAAP)", in the appendix below, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. The company calculates adjusted EBITDA as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization and adjust items presented in the reconciliation table under "consolidated adjusted EBITDA and diluted adjusted earnings per share for the periods of activity" in the appendix below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the company’s adjusted EBITDA calculation is no longer adding back minority and equity income, net. While minority and equity income, net reflects the share of an equity investor in one of the company’s owned operations, since adjusted EBITDA measures the company’s performance as a whole, its operations and its ability to satisfy cash needs before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective. You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, adjusted EBITDA, and specialties-driven adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, adjusted EBITDA, and specialties-driven adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of ICL’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management's performance. The company believes these non‑IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance. The company presents a discussion in the period-to-period comparisons of the primary drivers of changes in the results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the financial statements.  34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: February 28, 2024